# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seadrill Limited, CIK 0001737706
CUSIP: G7997W102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 55 Par La Ville Road, Park Place, City of Hamilton HM 11, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001447
Filed by CIK 0001074034

## Reporting persons
- CANYON CAPITAL ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 4,897,709; shared voting power 0; sole dispositive power 4,897,709; shared dispositive power 0; aggregate amount beneficially owned 4,897,709 (7.57% of the class)
- Joshua S. Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,897,709; sole dispositive power 0; shared dispositive power 4,897,709; aggregate amount beneficially owned 4,897,709 (7.57% of the class)
- Mitchell R. Julis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,897,709; sole dispositive power 0; shared dispositive power 4,897,709; aggregate amount beneficially owned 4,897,709 (7.57% of the class)

## Item 1. Issuer
Name of issuer: Seadrill Limited
Address of issuer's principal executive offices:
55 Par La Ville Road
Park Place
City of Hamilton HM 11, BERMUDA
HM 08

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following persons*:
Canyon Capital Advisors LLC ("CCA")
Joshua S. Friedman
Mitchell R. Julis

CCA is the investment advisor, direct or indirect, to the following persons:
(i) Canyon Value Realization Fund, L.P. ("VRF")
(ii) The Canyon Value Realization Master Fund (Cayman), L.P. ("CVRF")
(iii) Canyon Balanced Master Fund, Ltd. ("CBEF")
(iv) Canyon Distressed Opportunity Master Fund III, L.P. ("CDOFIII")
(v) Canyon NZ-DOF Investing, L.P. ("NZ-TRADING")
(vi) Canyon-EDOF (Master) L.P. ("EDOF")
(vii) Canyon Distressed TX L.P. ("CTX")
(viii) Canyon Distressed TX (B) LLC ("CTXB")
(ix) Canyon Capital CLO 2012-1 R, Ltd. ("CCACLO-2012-1R")
(x) Canyon CLO 2017-1, Ltd. ("CCACLO-2017-1")

* Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.
Address of principal business office or, if none, residence:
The principal business office of the persons comprising the group filing this Schedule 13G is located at
2728 North Harwood Street, 2nd Floor
Dallas, TX 75201
Citizenship:
Canyon Capital Advisors LLC - Delaware
Joshua S. Friedman - United States
Mitchell R. Julis - United States

VRF: a Delaware limited partnership
CVRF: a Cayman Islands exempted limited partnership
CBEF: a Cayman Islands corporation
CDOFIII: a Cayman Islands exempted limited partnership
NZ-TRADING: a Delaware limited partnership
EDOF: a Cayman Islands exempted limited partnership
CTX: a Delaware limited partnership
CTXB: a Delaware limited liability company
CCACLO-2012-1R: a Cayman Islands exempted company incorporated with limited liability
CCACLO-2017-1: a Cayman Islands exempted company incorporated with limited liability

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4,879,709
Percent of class: 7.57
Sole power to vote or to direct the vote: 4,879,709
Shared power to vote or to direct the vote: 4,879,709
Sole power to dispose or to direct the disposition: 4,879,709
Shared power to dispose or to direct the disposition: 4,879,709

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: CCA is, or is the parent of, an investment advisor to various managed accounts, including VRF, CVRF, CBEF, CDOFIII, NZ-TRADING,EDOF, CTX, CTXB, CCACLO-2012-1R, and CCACLO-2017-1, with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts. Messrs. Friedman and Julis control CP New Co LLC, the 100% owner of CCA.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of Seadrill Limited.
Dated: February 14, 2025

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: /s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

JOSHUA S. FRIEDMAN
/s/ Joshua S. Friedman

MITCHELL R. JULIS
/s/ Mitchell R. Julis

## Signatures
- CANYON CAPITAL ADVISORS LLC: /S/ Doug Anderson, Chief Compliance Officer (02/14/2025)
- Joshua S. Friedman: /s/ Joshua S. Friedman, Self (02/14/2025)
- Mitchell R. Julis: /s/ Mitchell R. Julis, Self (02/14/2025)